                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               GeneMedicine, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36870710
             -------------------------------------------------------
                                 (CUSIP Number)

                  Andrew J. Levinson, Herzfeld & Rubin, P.C.,
            40 Wall Street, New York, New York 10005 (212) 344-5500
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices andCommunications)

                                  July 11, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------        --------------------------------------------------
CUSIP NO. 36870710              Page        2        of         5         Pages
          ------------                --------------    ----------------
----------------------        --------------------------------------------------

--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            David Blech
            ###-##-####
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               / /

--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

--------------------------------------------------------------------------------
                                       7        SOLE VOTING POWER
            NUMBER OF
             SHARES                             0 shares
          BENEFICIALLY
          OWNED BY EACH           ----------------------------------------------
            REPORTING                  8        SHARED VOTING POWER
             PERSON
              WITH                              133,333 shares

                                  ----------------------------------------------
                                       9        SOLE DISPOSITIVE POWER

                                                0 shares

                                  ----------------------------------------------
                                       10       SHARED DISPOSITIVE POWER

                                                133,333 shares


--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            133,333 shares

--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /

--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.0%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

         The following Amendment No. 3 (this "Amendment") to a statement on
Schedule 13D (the "Statement") filed on January 29, 1997, as amended by Amendment No. 1 thereto filed on February 7, 1997, and further amended by Amendment No. 2 thereto filed on April 8, 1997, with respect to the common stock, par value $.001 per share (the "Common Stock"), of GeneMedicine, Inc. (the "Issuer") is being filed on behalf of David Blech. Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Statement.

Item 5. Interest in Securities of the Issuer.

         The information set forth in the first paragraph under paragraph (a) of
Item 5 is hereby deleted and replaced by the following:

         (a) D. Blech & Co. continues to own the Warrant. Upon exercise, the Warrant is convertible into 133,333 shares of Common Stock. As the sole director and officer of D. Blech & Co., Mr. Blech could be deemed to beneficially own such shares of Common Stock. Accordingly, Mr. Blech beneficially owns 1.0% of the Common Stock deemed to be outstanding based on 13,683,125 shares of Common Stock reported by the Issuer as outstanding on April 29, 1997 in its Quarterly Report on Form 10-Q for the period ending March 31, 1997.

         The information set forth under paragraphs (b) and (c) of Item 5 is hereby deleted and replaced by the following:

         (b) Mr. Blech shares with D. Blech & Co. the voting and dispositive powers with respect to the 133,333 shares into which the Warrant is convertible into.

         (c) The only transactions with respect to the securities of the Issuer by Mr. Blech in the last sixty days and not previously reported are the sale of 781,500 shares of the Common Stock for an aggregate sales price of $3,783,319, as set forth below. All such transactions were effected in open market transactions on the Nasdaq National Market.

          Date                    Purchased          Share
          ----                    ---------          -----

         7/03/97                    39,500          $7.6148
         7/11/97                   558,000           4.785
         7/14/97                    20,000           4.75
         7/15/97                   105,000           4.3048
         7/16/97                    59,000           4.50

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 1997

                                                        /s/ DAVID BLECH
                                                        ------------------------
                                                        David Blech